Exhibit 99(1)

FROM:	Kerzner International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES SECOND QUARTER RESULTS

    •     DILUTED EPS OF $0.78 COMPARED TO $0.34 ACHIEVED LAST YEAR

    •     ADJUSTED EPS OF $0.83, A 17% INCREASE OVER $0.71 ACHIEVED LAST YEAR

    •     PARADISE ISLAND REPORTS RECORD SECOND QUARTER REVENUE AND EBITDA

    •     KERZNER REPAYS $47 MILLION OF INTEREST-BEARING DEBT IN THE QUARTER AND $72 MILLION YEAR TO DATE

    •     CONSTRUCTION OF PHASE III-A IN THE BAHAMAS TO BEGIN IN THIRD QUARTER

PARADISE ISLAND, The Bahamas, July 24, 2003 – Kerzner International Limited (NYSE: KZL) today reported results for the second quarter of 2003. The Company recorded net income in the quarter of $22.8 million, compared to net income of $9.8 million for the same period last year resulting in net income per share of $0.78 compared to $0.34 for the same period last year. Adjusted net income for the quarter was $24.3 million, a 20% increase over the same period last year. Adjusted net income per share for the quarter was $0.83 as compared to $0.71 in the same period last year. In the quarter, the Company repaid all amounts owed under its Revolving Credit Facility.

Butch Kerzner, President of the Company, commented, “Paradise Island reported record second quarter gross revenue and EBITDA. Booking patterns returned to normal levels in the quarter following a slowdown in business arising from the war in Iraq. Gross revenue and EBITDA were up 6% and 10%, respectively, from the prior year, and revenue per available room (“RevPAR”) at Atlantis increased by 2%. It is against this excellent performance at Atlantis that we are very enthusiastic that we can begin the next phase of expansion on Paradise Island in the third quarter. We are looking forward to leveraging the physical infrastructure on the island as well as the overall customer demand that we have developed for this destination. Atlantis continues to demonstrate the robustness of its business despite the general soft conditions in the travel market.”

Butch Kerzner continued, “During the quarter, our businesses continued to deliver strong free cash flow, which was primarily used to continue to strengthen our already well-capitalized balance sheet by repaying all amounts outstanding under our $300 million Revolving Credit Facility.”

Paradise Island

The Company’s Paradise Island operations achieved record second quarter gross revenue of $141.9 million and EBITDA of $44.6 million as compared to $133.2 million and $40.5 million, respectively, in the same period last year. Atlantis benefited from a strong April as occupancy was 88%, up 4% from the same period last year. Occupancy in May and June was 77% and 91%, respectively, which was down 3% and 1% as compared to the same period last year. Second quarter results benefited from the timing of Easter, which occurred in April 2003 compared to March in 2002.

Atlantis’s RevPAR for the quarter was $229 as compared to $225 in the same period last year. In the quarter, Atlantis achieved an average occupancy of 85% at a $268 average daily room rate (“ADR”), which compares to an average occupancy of 86% and ADR of $262 in the same period last year.

The Atlantis Casino generated strong volumes in the quarter, primarily due to increases in table drop. Table volumes benefited from a strong Easter, followed up by strong drop levels in May and June, which were above the same period last year.

In the quarter, the Company announced that it reached a new Heads of Agreement with the Government of The Bahamas with respect to a $600 million expansion that would increase the Company’s total investment in The Bahamas to $1.7 billion. Construction of the approximately $100 million first phase (“Phase III-A”) of this project is scheduled to begin in the third quarter with the addition of three new luxurious villas to One&Only Ocean Club, along with a high end boardroom meeting facility and kids pool. These additions to One&Only Ocean Club are expected to be completed in time for the 2005 high season.

The other two major components of Phase III-A include the construction of the Marina Village, comprising 20,000 square feet of restaurant and retail space around the Atlantis Marina, along with an expansion to Harborside at Atlantis (“Harborside”), which will add approximately 120 two-bedroom suites to the existing timeshare project. Construction of the Marina Village is expected to commence before the end of the year and Harborside in early 2004.

Construction on Phase III-B of this project, which includes a 1,200-room hotel, the addition of at least 50,000 square feet of new convention and meeting space, significant expansion of the existing water-themed attractions, a new dolphin encounter attraction and a links-style 18-hole golf course on nearby Athol Island, is expected to commence by the end of 2004, with completion expected by Christmas 2006.

Connecticut

Mohegan Sun reported slot revenues in the quarter of $199.5 million, an increase of 9% compared to the same period last year. Slot win per unit per day was $359 for the quarter, an 11% increase compared to the same period last year. In the quarter, Mohegan Sun continued to increase its share of the growing Connecticut slots market from 48% in the same period last year to over 49%. In the quarter, the Connecticut market grew by 6% over the same period last year.

Trading Cove Associates (“TCA”), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation. The Company recorded income from TCA of $8.8 million in the quarter that was slightly below the $9.5 million reported last year, which benefited from the recognition of development fees associated with the completion of the expansion of Mohegan Sun in 2002.

One&Only

One&Only Ocean Club, the Company’s luxury resort hotel on Paradise Island, performed very well during the quarter with RevPAR of $621, an increase of 26% over the same period last year. The resort achieved an average occupancy of 81% and an ADR of $764.

Paul O’Neil, CEO of the Company’s Paradise Island business, commented, “One&Only Ocean Club’s performance is outstanding, particularly in the weak current travel environment. Against the backdrop of these excellent results, we are looking forward to commencing the construction of the three new luxury villas at the property in the third quarter. We are confident that these new villas will be extremely popular and will also further establish the One&Only brand at the highest end of the travel market.”

In the quarter, the Company earned fees of $1.3 million from its non-Paradise Island luxury resort operations, as compared to $1.2 million in the same period last year. Results for 2003 were impacted by the war in Iraq. In particular, the Company’s properties in the Indian Ocean and Dubai recorded disappointing results for the quarter due to the effects of the war. However, since June, booking trends have begun to improve for these One&Only resorts.

The Company reported an EBITDA loss from luxury resort operations, excluding One&Only Ocean Club, of $1.7 million as compared to $0.3 million of EBITDA for the same period last year. The current quarter’s results included significant marketing costs associated with the One&Only brand, which are not expected to continue at the same level next year.

Construction of One&Only Palmilla, the Company’s 50%-owned luxury resort in Los Cabos, Mexico, continues on schedule for an early 2004 grand reopening. The Company closed the resort at the end of the first quarter in order to commence an $80 million expansion project that will increase the room count at the resort from 115 rooms to 172 rooms and will significantly upgrade the amenities and public areas. The expansion is expected to be completed by early next year, subject to obtaining all necessary local permits and approvals, and will be financed through local project financing supported by a $38.0 million guarantee by the Company.

Liquidity

At the end of the quarter, the Company held $38.5 million in cash and cash equivalents, including $1.5 million in restricted cash. Total interest-bearing debt at the end of the quarter was $400.6 million, which includes $400.0 million of 8 7/8% Senior Subordinated Notes due 2011. In the quarter, the Company repaid interest-bearing debt of $47.0 million. As of June 30, 2003, the Company had repaid all amounts outstanding on its $300 million Revolving Credit Facility, which as of December 31, 2002, was $72.0 million.

As of June 30, 2003, shareholders’ equity was $799.3 million and the Company had 28.4 million Ordinary Shares outstanding.

Other Matters

As previously announced, the Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, earlier this year, and in the quarter recognized $0.7 million of costs associated with closing this business. These costs have been reclassified as discontinued operations in the accompanying Condensed Consolidated Statement of Operations.

About the Company

Kerzner International Limited is a leading international developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts primarily under the One&Only brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income, Reconciliation of EBITDA to GAAP Net Income, Summary Segment Data and Hotel Operating Performance Data are attached.

Kerzner International Limited
Condensed Consolidated Statements of Operations
 (In Thousands of Dollars Except Per Share Data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2003	2002 ¹ ²	2003	2002 ¹ ²
	(Unaudited)		(Unaudited)
Revenues:
Casino and resort revenues	$141,852	$133,213	$286,453	$277,008
Less: promotional allowances	(6,042)	(5,543)	(12,856)	(12,544)

Net casino and resort revenues	135,810	127,670	273,597	264,464
Tour operations	13,858	10,047	27,524	20,100
Relinquishment and other fees	8,845	9,541	16,919	15,794
Management and other fees	2,183	1,675	5,272	4,322
Insurance recovery	-	1,100	2,819	1,100
Other	1,237	1,094	2,377	2,188

	161,933	151,127	328,508	307,968

Expenses:
Casino and resort expenses	69,517	68,873	138,830	135,477
Tour operations	11,876	8,998	24,116	17,534
Selling, general and administrative	27,123	20,583	51,793	42,194
Corporate expenses	9,455	8,216	16,133	14,121
Depreciation and amortization	14,005	13,293	27,633	26,858

	131,976	119,963	258,505	236,184

Income from operations	29,957	31,164	70,003	71,784
Other income and (expenses):
Interest income	1,084	501	2,020	1,392
Interest expense, net of capitalization	(7,295)	(10,260)	(14,804)	(20,914)
Equity in earnings (losses) of associated companies, net	(328)	565	1,504	1,828
Gain on replacement of damaged assets	-	-	2,514	-
Gain on settlement of territorial dispute	-	5,069	-	5,069
Loss on early extinguishment of debt	-	(15,006)	-	(15,006)
Other, net	84	(13)	(57)	(82)

	(6,455)	(19,144)	(8,823)	(27,713)
Income from continuing operations before income
taxes and minority interest	23,502	12,020	61,180	44,071
Benefit (provision) for income taxes	169	(498)	(291)	(790)
Minority interest	(154)	-	(529)	-

Income from continuing operations	23,517	11,522	60,360	43,281
Income (loss) from discontinued operations, net of
income tax effect	(730)	(1,750)	1,509	(3,899)

Net income	$22,787	$9,772	$61,869	$39,382

Diluted net income per share:
Income from continuing operations	$0.80	$0.40	$2.08	$1.52
Income (loss) from discontinued operations, net
of income tax effect	(0.02)	(0.06)	0.05	(0.14)

	$0.78	$0.34	$2.13	$1.38

Weighted average number of shares outstanding - diluted	29,311	28,799	28,998	28,454

        (1) The operating results of Kerzner Interactive have been classified as discontinued operations for all periods presented.
        (2) Loss on early extinguishment of debt, net of income tax effect, has been reclassified from an extraordinary loss to other income and expenses.

Kerzner International Limited
Reconciliation of Adjusted Net Income to GAAP Net Income
(In Thousands of Dollars Except Per Share Data)
(Unaudited)

	For the Three Months Ending June 30,				For the Six Months Ending June 30,
	2003		2002		2003		2002
	$	EPS	$	EPS	$	EPS	$	EPS
Adjusted net income (1)	$24,334	$0.83	$20,359	$0.71	$56,298	$1.94	$52,118	$1.83
Income (loss) from discontinued
operations, net of income tax
effect (2)	(730)	(0.03)	(1,750)	(0.07)	1,509	0.05	(3,899)	(0.14)
Insurance recovery (3)	-	-	1,100	0.04	2,819	0.10	1,100	0.04
Gain on replacement of damaged
assets (3)	-	-	-	-	2,514	0.09	-	-
Share of loss from remediation
costs at Harborside (4)	(105)	-	-	-	(559)	(0.02)	-	-
Share of loss from One&Only
Palmilla pre-opening expenses (5)	(712)	(0.02)	-	-	(712)	(0.03)	-	-
Early extinguishment of debt,
net of income tax effect (6)	-	-	(15,006)	(0.52)	-	-	(15,006)	(0.53)
Gain on settlement of territorial
and other disputes (7)	-	-	5,069	0.18	-	-	5,069	0.18

Net income	$22,787	$0.78	$9,772	$0.34	$61,869	$2.13	$39,382	$1.38

(1)	Adjusted net income is defined as net income before income (loss) on discontinued operations, net of income tax effect, insurance recovery, gain on replacement of damaged assets, share of loss from remediation costs at Harborside, share of loss from One&Only Palmilla pre-opening expenses, early extinguishment of debt, net of income tax effect, and gain on settlement of territorial and other disputes. Adjusted net income is presented to assist investors and management in analyzing the performance of the Company and is a principal basis for valuation of companies. Management considers Adjusted net income to be a better measure on which to analyze current results and base expectations of future results than net income from continuing operations computed in accordance with generally accepted accounting principles (“GAAP”) in the United States. This information should not be considered as an alternative to GAAP, nor should it be considered as an indicator of the overall financial performance of the Company.

(2)	The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, in the first quarter of 2003. The Company has recognized $4.5 million of income related to an option agreement with Station Casinos, Inc. which was terminated during the first quarter of 2003, which was partially reduced by net losses incurred while winding down the operations of the business, including the writedown of net assets and other associated costs.

(3)	Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim. Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(4)	The Company recorded a loss for its share of remediation costs related to Harborside arising primarily from damage incurred from Hurricane Michelle. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation.

(5)	In April 2003, One&Only Palmilla Resort was temporarily closed in order to commence an approximate $80.0 million expansion project. As a result, the Company recorded a loss for its 50% share of the pre-opening expenses incurred subsequent to the closing of the resort.

(6)	The Company recognized a loss on early extinguishment of debt arising primarily from the refinancing of 9% Senior Subordinates Notes and replaced by an add-on offering of $200 million 8 7/8% Senior Subordinated Notes, and open market repurchases of 8 5/8% Senior Subordinated Notes.

(7)	Gain on settlement of territorial and other disputes with a majority shareholder.

Kerzner International Limited
Reconciliation of EBITDA to GAAP Net Income
(In Thousands of Dollars Except Per Share Data)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2003	2002	2003	2002

EBITDA ¹	$43,962	$43,357	$94,817	$97,542
Insurance recovery	-	1,100	2,819	1,100
Depreciation and amortization	(14,005)	(13,293)	(27,633)	(26,858)
Other expense, net	(6,455)	(19,144)	(8,823)	(27,713)
Benefit (provision) for income taxes	169	(498)	(291)	(790)
Minority interest	(154)	-	(529)	-
Income (loss) from discontinued operations,
net of income tax effect	(730)	(1,750)	1,509	(3,899)

Net income	$22,787	$9,772	$61,869	$39,382

(1)	EBITDA is defined as net income before insurance recovery, depreciation and amortization, other expense, net, benefit (provision) for income taxes, minority interest and income (loss) from discontinued operations, net of income tax effect. Although EBITDA is not a measure of performance under accounting principles generally accepted in the United States of America, the information is presented because management believes it provides useful information regarding the Company’s ability to incur and service debt. In addition, management uses EBITDA to assess the Company’s operating performance, measure cash flows from operations before debt service and to make capital investment decisions. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company. The Company’s method of calculating EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

Kerzner International Limited
Summary Segment Data
 (In Thousands of Dollars)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2003	2002	2003	2002
EBITDA: (1)
Paradise Island (2)	$44,638	$40,537	$91,888	$91,781
Mohegan Sun	8,845	9,541	16,919	15,794
Luxury resorts (3) (4)	(1,705)	314	(508)	1,705
Corporate and other (5)	(7,816)	(7,035)	(13,482)	(11,738)

	$43,962	$43,357	$94,817	$97,542

Paradise Island:
Gross revenues: (6)
Casino	$34,342	$28,768	$70,274	$65,804
Rooms	53,682	51,628	109,687	106,966
Food and beverage	36,805	36,590	72,578	72,320
Other	17,023	16,227	33,914	31,918

	$141,852	$133,213	$286,453	$277,008
Promotional allowances	(6,042)	(5,543)	(12,856)	(12,544)

Net revenues	$135,810	$127,670	$273,597	$264,464

EBITDA margin (7)	32.9%	31.8%	33.6%	34.7%

(1)	EBITDA is defined as net income before insurance recovery, depreciation and amortization, other expense, net, benefit (provision) for income taxes, minority interest and income (loss) from discontinued operations, net of income tax effect.

(2)	Includes the results of operations from the Company’s wholly owned tour operator and One&Only Ocean Club.

(3)	Includes management and development fees from the Company’s luxury resort business, excluding One&Only Ocean Club, and expenses relating to operating these businesses.

(4)	Reported before any reduction related to the minority interest in One&Only Indian Ocean that the Company does not own. One&Only Indian Ocean is responsible for managing and developing the Company’s luxury resorts in Mauritius and Maldives. Effective January 1, 2003, the Company has an ownership interest of 80% in this entity. For the quarter and six months ended June 30, 2003, the minority interest in this business decreased net income by $0.2 million and $0.5 million, respectively.

(5)	Corporate and other represents corporate expenses reduced by certain revenues not attributable to Paradise Island, Mohegan Sun or luxury resorts.

(6)	Excludes revenue from the Company’s wholly owned tour operator and includes the results of the One&Only Ocean Club.

(7)	Paradise Island’s EBITDA margin is defined as EBITDA divided by net revenues.

Kerzner International Limited
Hotel Operating Performance Data
 (Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2003	2002	2003	2002
Atlantis:
Occupancy	85%	86%	84%	85%
ADR ¹	$268	$262	$278	$273
RevPar ²	$229	$225	$234	$232
One&Only Ocean Club:
Occupancy	81%	66%	79%	68%
ADR ¹	$764	$744	$821	$806
RevPar ²	$621	$491	$652	$551

Management believes that results of operations in the hotel industry are best explained by three key performance measures; occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”) levels. These measures are influenced by a variety of factors including national, regional and local economic conditions, the degree of competition with other hotels in the area and changes in travel patterns. The demand for accommodations at Atlantis and One&Only Ocean Club is also affected by normal recurring seasonal patterns in which Atlantis and One&Only Ocean Club experience lower occupancy levels in the fall and winter months (September through mid-December) which may result in lower revenues, lower net income and less cash flow during these months.

(1)	Average daily rate represents total room revenues divided by the total number of paid room nights occupied by resort guests.

(2)	Revenue per available room represents total room revenues divided by total available rooms.